Exhibit 99.1

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2010

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2010

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

		As of March 31,	As of December 31,
	Note	2010	2009
		(unaudited)

A S S E T S

CURRENT ASSETS
Cash and cash equivalents		$83,448	$81,795
Trade accounts receivable		52,103	40,604
Other receivables		2,371	2,520
Inventories	2	32,600	32,250
Other current assets		9,423	10,304
Total current assets		179,945	167,473

LONG-TERM INVESTMENTS		30,233	29,361

PROPERTY AND EQUIPMENT, NET		353,968	371,400

INTANGIBLE ASSETS, NET		64,192	67,601

GOODWILL		7,000	7,000

OTHER ASSETS , NET		7,402	8,002

TOTAL ASSETS		$642,740	$650,837

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term bank loan		$12,000	$7,000
Trade accounts payable		48,741	42,012
Deferred revenue and short-term customers' advances		6,156	24,696
Other current liabilities		30,488	23,652
Total current liabilities		97,385	97,360

LONG-TERM LOANS FROM BANKS	3	165,816	187,606

DEBENTURES	3	238,744	241,207

LONG-TERM CUSTOMERS' ADVANCES		8,102	8,262

OTHER LONG-TERM LIABILITIES	3	67,370	60,388

TOTAL LIABILITIES		577,417	594,823

SHAREHOLDERS' EQUITY	4	65,323	56,014

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$642,740	$650,837

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Three months ended March 31,
	2010	2009
	(unaudited)

REVENUES	$113,796	$58,059

COST OF REVENUES	97,474	75,140

GROSS PROFIT (LOSS)	16,322	(17,081)

OPERATING COSTS AND EXPENSES

Research and development	5,854	4,356
Marketing, general and administrative	10,313	6,735

	16,167	11,091

OPERATING PROFIT (LOSS)	155	(28,172)

FINANCING EXPENSE, NET	(33,791)	(978)

OTHER INCOME, NET	51	--

LOSS BEFORE INCOME TAX	(33,585)	(29,150)

INCOME TAX BENEFIT (EXPENSE)	(2,659)	1,277

LOSS FOR THE YEAR	$(36,244)	$(27,873)

BASIC AND DILUTED LOSS PER ORDINARY SHARE

Loss per share	$(0.18)	$(0.17)

Weighted average number of ordinary
shares outstanding - in thousands	206,931	160,026

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Three months ended March 31,
	2010	2009
	(unaudited)
CASH FLOWS - OPERATING ACTIVITIES

Loss for the period	$(36,244)	$(27,873)
Adjustments to reconcile loss for the period to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	38,971	32,012
Effect of indexation, translation and fair value measurement on debt	22,360	(5,764)
Other income, net	(51)	--
Changes in assets and liabilities:
Trade accounts receivable	(12,409)	13,323
Other receivables and other current assets	1,149	266
Inventories	(350)	11,222
Trade accounts payable	7,710	(15,038)
Deferred revenue and customers' advances	(18,700)	1,034
Other current liabilities	5,162	(6,021)
Other long-term liabilities	312	(1,551)
Net cash provided by operating activities	7,910	1,610

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(13,190)	(6,577)
Acquisition of subsidiary consolidated for the first time	(450)	(369)
Investments in other assets and intangible assets	(11)	--
Net cash used in investing activities	(13,651)	(6,946)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds on account of shareholders' equity	12,543	20,000
Repayment of debenture	--	(8,254)
Debts repayment	(5,200)	(1,000)
Net cash provided by financing activities	7,343	10,746

Effect of foreign exchange rate change	51	--

INCREASE IN CASH AND CASH EQUIVALENTS	1,653	5,410
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	81,795	34,905

CASH AND CASH EQUIVALENTS - END OF PERIOD	$83,448	$40,315

NON-CASH ACTIVITIES

Investments in property and equipment	$3,423	$2,015
Conversion of convertible debentures to share capital and exercise of warrant	$30,890	$--

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for interest	$3,636	$5,790
Cash paid during the year for income taxes	$318	$--

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL

A.	Basis for Presentation

(1)
The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower and its wholly-owned subsidiaries, Tower Semiconductor USA, a marketing and sales subsidiary in the United States and Jazz Technologies (“Jazz”), the parent company of its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz Technologies and Jazz Semiconductor shall collectively be referred to herein as “Jazz”). Tower and its wholly owned subsidiaries are referred to as the “Company”. References to the “Company” for dates prior to the merger of Tower and Jazz on September 19, 2008 (the “Jazz Merger”), shall exclude Jazz.

(2)
The interim financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances. The unaudited condensed interim consolidated financial statements as of March 31, 2010 of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2009 and for the year then ended, including the notes thereto.

In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

(3)
Fair Value of Financial Instruments - for financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL (cont.)

A.	Basis for Presentation (cont.)

(4)	Accounting Standards Codification

Effective July 1, 2009, the FASB Accounting Standards Codification (“FASB ASC” or “the Codification”) is the single source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. The adoption of the FASB ASC does not impact the Company’s consolidated financial statements, however, the Company’s references to accounting literature within its notes to the condensed consolidated financial statements have been revised to conform to the Codification.

(5)          Initial Adoption of New Standards

ASU 2009-5 - Fair Value Measurement and Disclosures of Liabilities

Effective January 1, 2010, the Company adopted FASB Accounting Standards Update (“ASU”) No. 2009-05, Fair Value Measurement and Disclosures Topic 820 - Measuring Liabilities at Fair Value, which provides amendments to subtopic 820-10, Fair Value Measurements and Disclosures - Overall, for the fair value measurement of liabilities.  This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: 1. A valuation technique that uses: the quoted price of the identical or similar liability or identical or similar liability when traded as an asset; 2. Other valuation technique that is consistent with the principles of topic 820. Two examples for that would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include an adjustment to the fair value due to the restriction that prevents the transfer of the liability. In addition, a quoted price in an active market for the identical liability when traded as an asset with no further adjustments required is considered to be Level 1 fair value measurement. The adoption of this update did not have impact on the Company’s consolidated financial position, results of operations or cash flows.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL (cont.)

A.	Basis for Presentation (cont.)

(5)          Initial Adoption of New Standards (cont.)

   ASU 2010-6 - Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures”, that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. The new and revised disclosures are required to be implemented in interim or annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward, which is required for annual reporting periods beginning after December 15, 2010. The adoption of this standard did not have a material effect on the Company’s financial position and results of operations.

   ASU 2010-9 - Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements.

In February 2010, the FASB issued ASU No. 2010-09, “Subsequent Events”, that amended its guidance on subsequent events.  SEC filers are not required to disclose the date through which an entity has evaluated subsequent events. The amended guidance was effective upon issuance for all entities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL (cont.)

A.	Basis for Presentation (cont.)

(6)          Recently Issued Accounting Standards

ASU 2009-13 - Multiple Deliverable Revenue Arrangements

In October 2009, the FASB issued ASU 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of EITF” (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update will also replace the term “fair value” in the revenue allocation guidance with the term “selling price” in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant.

The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable’s selling price.

The update will be effective for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010 with earlier adoption permitted. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL (cont.)

A.	Basis for Presentation (cont.)

(6)          Recently Issued Accounting Standards (cont.)

    ASU 2010-17- Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition (A consensus of the FASB Emerging Issues Task Force)

In April 2010, the FASB issued Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition (A consensus of the FASB Emerging Issues Task Force). The amendments in this update provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive.

Determining whether a milestone is substantive is a matter of judgment made at the inception of the arrangement. The following criteria must be met for a milestone to be considered substantive. The consideration earned by achieving the milestone should:

1. Be commensurate with either of the following:

a. The vendor’s performance to achieve the milestone.

b. The enhancement of the value of the item delivered as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone.

2. Relate solely to past performance.

3. Be reasonable relative to all deliverables and payment terms in the arrangement.

A milestone should be considered substantive in its entirety. An individual milestone may not be bifurcated. An arrangement may include more than one milestone, and each milestone should be evaluated separately to determine whether the milestone is substantive. Accordingly, an arrangement may contain both substantive and nonsubstantive milestones.

A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in this update is a policy election. Other proportional revenue recognition methods also may be applied as long as the application of those other methods does not result in the recognition of consideration in its entirety in the period the milestone is achieved.

The update is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL (cont.)

A.	Basis for Presentation (cont.)

(6)       Recently Issued Accounting Standards (cont.)

ASU 2010-13 - Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades

In April 2010 the FASB issued this ASU to clarify the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades.

This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be classified as an equity award. The update is effective for periods beginning after December 15, 2010. The adoption of this update is not expected to have impact on the Company’s consolidated financial position, results of operations or cash flows.

(7)	Certain amounts in prior periods’ financial statements have been reclassified in order to conform to 2010 presentation.

B.	Financing of the Company’s Debt Obligations and Other Liabilities

The global economic downturn that commenced in 2008 and its effect on the semiconductor industry resulted in global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide which had posed a risk to the overall economy impacting consumer and customer demand for our and our customers’ products, as well as our commercial relationships with our customers, suppliers, and creditors, including our lenders. While many market analysts and others report of recovery, as also evidenced by the improvement that we have experienced in revenue, gross profit and operating profit, there is no assurance that markets will sufficiently recover from the effect of the downturn and there is no assurance that another downturn in the industry will not occur. A slower than expected market recovery or another downturn may adversely affect our future financial results and position, including our ability to fulfill our debt obligations and other liabilities, comprised mainly from bank loans and debentures. See further details in Notes 10, 12, 13 to the 2009 audited consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL (cont.)

B.	Financing of the Company’s Debt Obligations and Other Liabilities (cont.)

During the three months ended March 31, 2010, shareholders’ equity has increased by a net amount of $9,309, mainly as a result of: (i) Yorkville additional equity investment, see Note 4D; (ii) loss for the three months ended March 31, 2010; and (iii) convertibles debentures and warrants which were converted and exercised to approximately 19 million ordinary shares of the Company.

The Company is working in various ways to fulfill its debt obligations and other liabilities, including, among others, negotiating debt restructuring and/or refinancing, exploring fund raising opportunities, sale of assets, liquidation of Jazz’s holdings in HHNEC, intellectual property licensing, possible sale and lease-back of real estate assets, improving operational efficiencies and sales and the receipt of all or part of pending grants from the Israeli Investment Center. There is no assurance that the Company will be able to restructure or refinance its debt, and/or obtain sufficient funding from these or other sources to allow it to have sufficient cash to fulfill its debt obligations and other liabilities and support its growth plans. See further details in Notes 7C, 10, 12, 13, 17F and 17I-J to the 2009 audited consolidated financial statements and Note 4 below.

NOTE 2                 -      INVENTORIES

Inventories consist of the following:

	March 31,	December 31,
	2010	2009
Raw materials	$10,292	$10,294
Work in process	19,796	17,743
Finished goods	2,512	4,213
	$32,600	$32,250

Work in process and finished goods are presented net of aggregate write- downs to net realizable value of $3,756 and $3,107 as of March 31, 2010 and December 31, 2009, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010
(dollars in thousands, except share data and per share data)

NOTE 3                 -      FAIR VALUE MEASUREMENTS

(A)	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding long-term debentures and long-term banks loans, do not materially differ from their respective carrying amounts as of March 31, 2010 and December 31, 2009. The fair values of Tower and Jazz’s debentures, based on quoted market prices as of March 31, 2010 and December 31, 2009 were $271,177 and $240,272, respectively compared to carrying amounts of $238,744 and $241,207, for the above dates, respectively.

(B)	Fair Value Measurements

Fair values were determined, as follows:

For Tower’s loans based on the income approach using a present value technique - the cash flows used in the technique reflect the cash stream expected to be used to satisfy the obligation over its economic life. The Company discounted expected cash flows as forecasted each quarter using the appropriate discount rate for the applicable maturity.

For Embedded Derivatives and Warrants - the Company utilized the Black Scholes Merton formula.

For over the counter derivatives - the Company used the market approach using quotation from independent brokers and dealers.

For Tower’s convertible debentures series E - the market approach using quoted market prices was used.

Recurring Fair Value Measurements Using the Indicated Inputs:

	March 31, 2010	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)
Convertible debentures series E	$48,796	$48,796	$--	$--
Tower’s Long-term debt	155,816	--	--	155,816
Derivatives	3,112	--	3,112	--
Warrants and previously bifurcated conversion option	20,934	1,323	--	19,611
	$228,658	$50,119	$3,112	$175,427

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010
(dollars in thousands, except share data and per share data)

NOTE 3                 -      FAIR VALUE MEASUREMENTS (cont.)

(B)	Fair Value Measurements (cont.)

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Long-term debt	Warrants and previously bifurcated conversion option
As of January 1, 2010 - at fair value	$167,606	$12,034
Warrants exercise	--	(1,561)
Decrease in bifurcated conversion option due to conversions	--	(5,916)
Total losses (gains) unrealized in earnings	(11,790)	15,054
As of March 31, 2010 - at fair value	$155,816	$19,611
Unrealized losses (gains) in earnings from liabilities held at period end	$(11,790)	$15,054

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2009	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Convertible debentures series E	$37,342	$37,342	$--	$--
Tower’s long-term debt	167,606	--	--	167,606
Derivatives	3,502	--	3,502	--
Warrants and previously bifurcated conversion option	12,779	745	--	12,034
	$221,229	$38,087	$3,502	$179,640

(C)	Composition of Balances

As of March 31, 2010 and December 31, 2009, the carrying amount of long-term loans from Banks amounted to $165,816 and $187,606, respectively, of which $155,816 and $167,606 is calculated at fair value as of such dates.

As of March 31, 2010 and December 31, 2009, the carrying amount of debentures amounted to $238,744 and $241,207, respectively, of which $48,796 and $37,342 is calculated at fair value as of such dates.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010
(dollars in thousands, except share data and per share data)

NOTE 4                 -      RECENT DEVELOPMENTS

A.	Options Granted to Directors

In January 2010, under the Company’s Independent-Director Share Option Plan, 150,000 Tenure Options were granted to an independent director at an exercise price of $1.15. For more details regarding the terms of granted options see Note 17B(1)(f) to the Company’s 2009 consolidated financial statements.

B.	Agreement with Crocus Technology

During the first quarter of 2010 Tower received shares at a total value of $910 under the agreement with Crocus Technology, as described in Note 16D(3) to the 2009 audited consolidated financial statements. The Company’s shares in Crocus will be carried at cost and will be subject to an impairment test on a periodic basis.

C.	Agere/LSI Action

During 2008, an International Trade Commission (“ITC”) action was filed by Agere/LSI Corporation (“LSI”), which alleged infringement by 17 corporations of LSI’s patent No. 5227335. Following the initial filing, in October 2008, LSI amended the ITC complaint to add Tower, Jazz and three other corporations as additional respondents. In September 2009, the administrative law judge (“Judge”) hearing the case ruled against LSI and in favor of the respondents, determining that the patent claims asserted by LSI are invalid. In November 2009, in response to a Petition for Review filed by LSI, the ITC determined that it would review the Judge’s determination on patent invalidity. In March 2010, the full ITC commission determined that there is no ITC violation, found the LSI patent claims to be invalid, and terminated the ITC investigation.

D.	Definitive Agreement with YA Global Master SPV Ltd (“YA”)

During the first quarter of 2010, YA invested in Tower an additional amount of $12,000 for the issuance of approximately 8.5 million ordinary shares as part of the definitive agreement signed in August 2009, detailed in Note 17I to the 2009 audited consolidated financial statements.

In April 2010, YA increased its commitment amount for investment in Tower’s equity by an additional $35,000, which are available for future draw down according to Tower’s request under terms as defined in the agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010
(dollars in thousands, except share data and per share data)

NOTE 4                 -      RECENT DEVELOPMENTS (cont.)

E.	An agreement with an Asian entity

As part of the agreement with an Asian entity, detailed in Note 16D(4) to the 2009 audited consolidated financial statements, Tower recorded $18,080 revenues during the three months ended March 31, 2010 and $9,335 expenses in the statement of operations relating to this agreement.

F.	Leases

Jazz leases the use of its fabrication facilities from Conexant under non-cancellable operating leases that expire March 12, 2017 and has the unilateral option to extend the terms of each of these leases for two consecutive five-year periods ending in 2027. Under the leases, as amended, Jazz’s headquarter offices may be relocated once to another building within one mile of its current location, at Conexant’s option and expense, subject to certain conditions. In January 2010, Conexant announced that it had agreed, subject to closing conditions, to sell the Jazz’s fabrication facilities, land and headquarters to a residential and mixed-use developer of California urban real estate projects. In March 2010, it was announced that the agreement for the proposed sale by Conexant had been terminated.

G.           For additional recent developments, see Note 1B.